SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                               For 27 January 2006


                         The Governor and Company of the
                                 Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                  SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1   Name of the Issuer               2   State whether the notification relates
                                         to:
    BANK OF IRELAND                      (i) a transaction notified in
                                         accordance with Market Abuse Rules;
                                         (ii) a disclosure made in accordance
                                         with section 53 (as extended by section
                                         64 of the Companies Act 1990) or
                                         entered into the issuer's register in
                                         accordance with section 59 of the
                                         Companies Act 1990; or
                                         (iii) both (i) and (ii).
                                         Notification relates to (i) above and
                                         to the UK Disclosure Rule 3.1.4 R (1)
                                         (a)

3   Name of person discharging       4   State whether notification relates to a
    managerial responsibilities/         person connected with a person
    director                             discharging managerial responsibilities
                                         /director named in 3 and identify the
                                         connected person
    Roy Keenan                           N/A

5   Indicate whether the             6   Description of shares (including class)
    notification is in respect of a      debentures or derivatives or financial
    holding of the person referred       instruments relating to shares
    to in 3 or 4 above or in respect
    of a non-beneficial interest
    PDMR named in 3 above                Ordinary Stock

7   Name of registered shareholder   8   State the nature of the transaction
    (s) and, if more than one,
    number of shares held by each of
    them
    Roy Keenan                           Exercise of Options and Sale of Stock

9   Number of shares, debentures or  10  Percentage of issued class
    financial instruments relating       acquired (treasury shares of
    to shares acquired                   that class should not be taken
                                         into account when calculating
                                         percentage)
    95,000 units                         0.009%

11  Number of shares, debentures or  12  Percentage of issued class
    financial instruments relating       disposed (treasury shares of
    to shares disposed                   that class should not be taken
                                         into account when calculating
                                         percentage)
    95,000                               0.009%

13  Price per share or value of      14  Date and place of transaction
    transaction
    Exercise Prices:                     27 January 2006, Dublin
    40,000 units @ euro 2.819
    15,000 units @ euro 6.96
    40,000 units @ 12.50
    Sale Price euro 13.92

15  Total holding following          16   Date issuer informed of transaction
    notification and total percentage
    holding following notification
    (any treasury shares should not
    be taken into account when
    calculating percentage)
    40,225 0.004%                         27 January 2006

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17  Date of grant                    18   Period during which or date on
                                          which it can be exercised


19  Total amount paid (if any) for   20   Description of shares or
    grant of the option                   debentures involved (class and
                                          number)


21  Exercise price (if fixed at time 22   Total number of shares or
    of grant) or indication that the      debentures over which options
    price is to be fixed at the time      are held following
    of exercise                           notification


23  Any additional information       24   Name of contact and telephone
                                          number for queries
                                          Audrey Casey + 353 1 6043403



Name and signature of duly designated officer of issuer responsible for making notification
John Clifford - Group Secretary
____________________________________________________
Date of notification 27 January 2006






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary


Date: 27 January 2006